(As filed December 15, 1999)
                                                                File No. 70-8787

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------
                         Post-Effective Amendment No. 2
                                   ("POS AMC")
                                       to
                                    FORM U-1
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                              NC Enterprises, Inc.
                            Natural Fuels Corporation
                                1225 17th Street
                           Denver, Colorado 80202-5533

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------
                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
             ------------------------------------------------------
                                Teresa S. Madden
                                   Controller
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                    (Name and address of agents for service)

                The Commission is requested to send copies of all
              notices, orders and communications in connection with
                        this Application/Declaration to:

       William M. Dudley, Esq.            William T. Baker, Jr., Esq.
       New Century Energies, Inc          Thelen Reid & Priest LLP
       1225 17th Street, Suite 600                 40 West 57th Street
       Denver, Colorado 80202-5533        New York, New York 10019

          Post-Effective Amendment No. 1, as filed in this proceeding on October 1, 1999, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         ------------------------------------

          By order dated August 1, 1997 (Holding Co. Act Rel. No. 26748) in this proceeding (the "Merger Order"), the Commission authorized New Century Energies, Inc. ("NCE"), a registered holding company, to acquire all of the issued and outstanding common stock of Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS") and to organize NC Enterprises, Inc. ("Enterprises") as an intermediate holding company for certain of the existing non-utility subsidiaries of PSCo and SPS which the Commission held to be retainable under the standards of Section 11(b)(1) of the Act. In accordance with the Merger Order, PSCo transferred Natural Fuels Corporation ("Natural Fuels"), an 83.63% subsidiary of PSCo, to Enterprises by means of a declaration of a dividend of the shares of Natural Fuels to NCE, followed by a capital contribution of such shares by NCE to Enterprises. These transactions were carried out on August 1, 1999. The remaining 16.37% interest in Natural Fuels is owned by CIC Stock Corporation ("CIC"), an indirect subsidiary of the Coastal Corporation, a non-affiliate of NCE.

         Natural Fuels currently holds a 50% interest in Natural/Total Limited Liability Company ("Natural/Total"), a Wyoming limited liability company, and a 50% profits interest (25% capital interest) in Natural/Peoples Limited Liability Company ("Natural/Peoples"), also a Wyoming limited liability company. Natural/Total, in turn, holds a 67% interest in Natural/Total/KN Limited Partnership ("Natural/Total LLP").

         Natural Fuels and its subsidiaries named above are engaged in two distinct lines of business which relate generally to the commercialization of compressed natural gas as a fuel for motor vehicles. One line of business includes the conversion of motor vehicles to permit operation by compressed natural gas or propane, and the construction, ownership and operation of compressed natural gas fueling stations ("Energy Services"). The other line of business involves the packaging and marketing of compressed natural gas fueling facility equipment ("Station Equipment"). The two lines of business have substantially different customer bases, geographic focus, and capital requirements. The Energy Services business is confined to parts of Colorado and Wyoming and generally serves the needs of motor vehicle users (both individual and fleet). The business generally involves the ownership and operation of long-lived assets (viz. refueling stations). In contrast, the Station Equipment business is national and international in scope, and serves the needs of fuel providers, utilities, and automotive fleet operators, rather than vehicle users. This business does not involve investment in or ownership or operation of long-lived assets.

         The applicants have now determined that it would be desirable from an operational and organizational standpoint to separate Natural Fuel's Energy Services and Station Equipment businesses and transfer the former back to PSCo. The applicants believe that the Energy Services business fits well with PSCo's gas-utility operations, as they share a similar customer base in Colorado and Wyoming and involve similar operational characteristics. Moreover, PSCo already owns and operates compressed natural gas fueling stations at the majority of its service centers for the operation of more than 350 service vehicles which use


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


compressed natural gas in compliance with the requirements of the Energy Policy Act of 1992. The applicants also believe that the transfer would streamline and focus the marketing and public education efforts that are now conducted by both Natural Fuels and PSCo.1

         Accordingly, to the extent not exempt under the Act or rules thereunder, the applicants request approval for a series of related transactions that will result in the separation of Natural Fuels Energy Services and Station Equipment businesses and transfer of the former back to PSCo. These transactions are described as follows:

         1. Natural Fuels will redeem the 16.37% interest in its outstanding common stock that is held by CIC through a distribution of accounts receivable valued at approximately $465,000.

         2. Natural Fuels would then contribute its remaining assets (including its membership interests in Natural/Total and Natural/Peoples) to two newly organized limited liability companies, which are referred to here as Natural Fuels Company LLC (or "NATCO") and Natural Station Equipment LLC (or "STATCO").

         3. Natural Fuels would then distribute the membership interest in STATCO (valued at approximately $417,000) to Enterprises, which will continue to hold such interest indefinitely as a limited liability company subsidiary.

         4. Enterprises would then transfer 100% of the common stock of Natural Fuels to PSCo by means of a declaration of a dividend of the shares of Natural Fuels to NCE, followed by a capital contribution of such shares by NCE to PSCo, such that Natural Fuels would become a wholly-owned subsidiary of PSCo.

         5. PSCo will form a single-member limited liability company, Colorado Natural Fuels, LLC ("Colorado Natural") and then cause Natural Fuels to be merged into Colorado Natural. Colorado Natural will continue to hold NATCO as a limited liability company subsidiary.

         As a result of these interrelated transactions, PSCo will then own, directly and indirectly through Colorado Natural, all of the compressed natural gas services business of Natural Fuels, consisting of the existing refueling station operations in Colorado and Wyoming and vehicle conversion operations. The assets and business associated with Natural Fuels' station equipment business will remain with NC Enterprises.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         -------------------------------

         The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $6,000.


-----------------------------
1 As an example, PSCo currently provides educational services to public officials, including fire departments, on natural gas safety issues, while Natural Fuels provides similar educational services on safety issues involving natural gas vehicles.


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


ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         --------------------------------

         3.1 General. The redemption by Natural Fuels of the shares of common
             -------
stock held by CIC is subject to Sections 9(a)(1) and 10, but may be exempt pursuant to Rule 42. The organization and acquisition of the securities of NATCO and STATCO by Natural Fuels in exchange for the assets of Natural Fuels is subject to Sections 9(a)(1), 10, 12(b) and 12(f) of the Act and Rules 43 and 45 thereunder. Section 12(c) of the Act and Rule 46 thereunder are applicable to the distribution by Natural Fuels to Enterprises of the membership interests in STATCO. Likewise, Section 12(c) of the Act and Rule 46 thereunder are applicable to the distribution by Enterprises to NCE of the common stock of Natural Fuels.
Section 12(b) of the Act and Rule 45 thereunder are applicable to the contribution by NCE of the common stock of Natural Fuels to PSCo. The organization and acquisition of Colorado Natural by PSCo are subject to Sections 9(a)(1) and 10 of the Act, and the merger of Natural Fuels into Colorado Natural is subject to Sections 6(a), 7, 9(a)(1) and 10 of the Act.

         3.2 Rule 54 Analysis. The transactions proposed herein are also subject
             ----------------
to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or exempt "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

         Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

         Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if such holding company's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings" (also as defined in Rule 53(a)(1)). However, by order dated February 26, 1999, the Commission has authorized NCE to finance investments in EWGs and FUCOs in an amount up to 100% of NCE's "consolidated retained earnings."2 NCE's "aggregate investment" in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire") and Independent Power Corporation plc ("IPC"), is currently equal to 50.8% of NCE's average "consolidated retained earnings" for the four quarters ended September 30, 1999. At the present time, therefore, NCE satisfies all of the requirements of Rule 53(a), as modified by the Commission's order of February 26, 1999.


-----------------------------
2    See New Century Energies, Inc., Holding Co. Act Rel No. 26982.


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


         However, even if the Commission were to take into account, on a pro forma basis, the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed relate to an internal reorganization in which an interest in an existing energy-related business would simply be transferred to an associate company, indeed, the same associate company (i.e., PSCo) which owned the investment prior to the merger.

         Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. Additionally, NCE believes that its capitalization ratios and income levels are within acceptable ranges. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.


ITEM 4.  REGULATORY APPROVALS.
         ---------------------

         No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.


ITEM 5.  PROCEDURE.
         ----------

         The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable and to issue an order approving the Post-Effective Amendment not later than December 15, 1999, so as to allow the transactions described herein to be consummated before year end. The applicants request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ----------------------------------

         A.       EXHIBITS.
                  ---------

                  A-1      Articles of Organization of Natural Fuels Company
                              LLC.

                  A-2      Articles of Organization of Natural Station
                              Equipment LLC.

                  B        None.

                  C        None.

                  D        None.

                  E        None.

                  F        Opinion of Counsel.

                  G Financial Data Schedule Per-Book NCE. (Incorporated by reference to Exhibit 27 to the Quarterly Report on Form 10-Q of NCE for the period ended September 30,
                           1999) (File No. 1-12927).

                  H Proposed Form of Federal Register Notice. (Previously filed).


         B.       FINANCIAL STATEMENTS.
                  ---------------------

                  1.1      Consolidated Balance Sheet of NCE and
                           subsidiaries, as of September 30, 1999
                           (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the period ended September 30, 1999) (File No. 1-12927).

                  1.2 Consolidated Statement of Income of NCE and subsidiaries for the nine-months ended September 30, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of NCE for the period ended September 30, 1999) (File No. 1-12927).

                  2.1 Consolidated Balance Sheet of NC Enterprises, Inc. and subsidiaries, as of September 30, 1999.

                  2.2      Consolidated Statement of Income of NC
                           Enterprises, Inc. and subsidiaries for the nine months ended September 30, 1999.

                  3.1 Pro forma balance sheet of Natural Fuels Corporation and subsidiaries, as of September 30, 1999.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ----------------------------------------

         The transactions that are the subject of this Post-Effective Amendment do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Post-Effective Amendment will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.


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


                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                                   NEW CENTURY ENERGIES, INC.
                                   PUBLIC SERVICE COMPANY OF COLORADO
                                   NC ENTERPRISES, INC.

                                   By:     /s/ Richard C. Kelly
                                         --------------------------
                                   Name: Richard C. Kelly
                                   Title:   Executive Vice President


                                   NATURAL FUELS CORPORATION

                                   By:     /s/ Curtis C. Dallinger
                                         --------------------------
                                   Name: Curtis C. Dallinger
                                   Title:   President

Date:    December 15, 1999